CONSENT OF DAVID SCHONFELDT

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”), being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the news release of the Company dated June 27, 2017 (the “News Release”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the News Release included in or incorporated by reference into the Form 40-F.

/s/ David Schonfeldt
David Schonfeldt, P.Geo

Date: August 4, 2017